UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guangzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release – WeRide Inc. to Hold Annual General Meeting on June 26, 2026

99.2	Circular

99.3	Notice of Annual General Meeting

99.4	Form of Proxy for the Annual General Meeting

99.5	Form of Voting Card for Holders of American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

Dated: May 8, 2026	By:	/s/ Jennifer Li
	Name:	Jennifer Li
	Title:	Chief Financial Officer